FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

October 25, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is October 25, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

Drilling has commenced on the Company’s 100% owned Diamante-Los Patos property located in the Provinces of Salta and Catamarca in northwestern Argentina.

Item 5.	Full Description of Material Change

The Issuer reports that drilling has commenced on the Company’s 100% owned Diamante-Los Patos property located in northwestern Argentina.  The drill program is designed to provide an initial drill test for the presence of a large bulk tonnage uranium deposit within this newly identified, frontier, uranium district.

Exploration to date indicates that the very large (over 1,500 square kilometre) property is prospective for both surface to near-surface bulk tonnage uranium mineralization and potentially higher-grade ‘feeder–zone’ mineralization such as that discovered on the Bingo Zone.

Exploration has now identified seven large mineralized zones over a 20 kilometre by 30 kilometre area (Figure 1).  Results are interpreted to reflect the surface expressions or leakage from a very large, structurally controlled, volcanic-hosted system focused on the flanks of the Cerro Galan Caldera Complex (CGCC).

Beginning with the Bingo Zone, where trenching intersected 12.0 metres averaging 0.332% uranium (7.84 lbs/ton U3O8) within a wider interval that averaged 0.150% uranium (3.53 lbs/ton U3O8) over 30.0 metres (see NR07-08, June 27, 2007), the exploration program has been designed to rapidly test the major zones of surficial uranium mineralization in order to prioritize the systematic testing of the large zones.

The Diamante-Los Patos Property

The Diamante-Los Patos property is situated on the flanks of the CGCC which, at 60 kilometres in diameter, is believed to be the second largest caldera in the world.

Mineral endowment calculations of similar felsic volcanic deposits demonstrate that they are ideal uranium sources capable of producing very significant volumes of uranium mineralization. Global examples include the Macusani District, Peru, the McDermitt Caldera, USA and the Streltsovka District, Russia (where reserves and past-production is quoted at 560 million lbs/t U3O8 in 20 deposits).

Scott Heffernan, P.Geo., the Issuer’s chief geologist and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

The work program at Diamante-Los Patos was designed and is supervised by Scott Heffernan, the Issuer’s consulting geologist, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then sealed and shipped to Alex Stewart Assayers (ASA) for analysis.  ASA’s quality system complies with the requirements for the International Standard ISO 9001:2000.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ASA for additional quality control.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing of future activities by the Issuer, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  The reader is referred to the Issuer’s current 20F for a more complete discussion of such risk factors and their potential effects.

All of the Issuer’s public disclosure filings may be accessed via www.sedar.com and www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.  This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik Van Alphen, President & CEO

Business Telephone No.:  (604) 331-0096

Item 9.	Date of Report

October 25, 2007